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                             December 16, 2022

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
November 16, 2022
                                                            File No. 001-36430

       Dear Anqiang Chen:

              We have reviewed your November 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 3, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       D. Risk Factors, page 11

   1.                                                   We note from your
revised disclosure in response to prior comment 2 that    the laws,
                                                        regulations and the
discretion of mainland China governmental authorities discussed in this annual report are
expected to apply to mainland China entities and businesses, rather than entities or
businesses in Hong Kong and Macau which operate under different sets of laws from mainland
China.    Therefore, we reissue prior comment 2 in part.

                                                        Where appropriate,
explain how commensurate laws in Hong Kong and Macau differs
 Anqiang Chen
Tuniu Corporation
December 16, 2022
Page 2
         from PRC law and describe any risks and consequences to the company s operations in
         Hong Kong and Macau, associated with those laws. For example, please clarify whether a different set of laws apply to entities or businesses in Hong Kong and Macau as it relates to the disclosure in the following risk factors on pages 3 and 35, respectively:

                   Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and
              the value of our ADSs   ; and

                   We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and
policy positions      ).

         As part of your revised disclosure, address the risk that that the Chinese government may intervene or influence your operations in Hong Kong and Macau at any time.
       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 with any questions.



FirstName LastNameAnqiang Chen                                 Sincerely,
Comapany NameTuniu Corporation
                                                               Division of
Corporation Finance
December 16, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName